

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
(56-2) 427-3581 or 427-3416

CCU S.A. RECTIFIES INTERIM DIVIDEND PRESS RELEASE

(Santiago, Chile, December 6, 2007) – The Interim Dividend Nº234 will be paid on January 11, 2008 and distributed among its 318,502,872 shares of record as of January 5, 2008.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the confectionary industry in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Nestlé S.A, Société des Produits Nestlé S.A. and Nestec S.A. For more information, visit www.ccu-sa.com.